UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 12)1

The Steak n Shake Company
(Name of Issuer)

Common Stock, $.50 Par Value
(Title of Class of Securities)

857873-10-3
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,603,868
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,603,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,603,868
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,603,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,603,868
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,603,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Sizzlin Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,603,868
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,603,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Acquisitions L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,603,868
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,603,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,603,868
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,603,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,603,868
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,603,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Jonathan Dash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 158,436
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 158,436
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Dash Acquisitions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 158,436
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 158,436
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Natasha Sedaghat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Shawn Sedaghat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,669
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 101,669
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

The following constitutes Amendment No. 12 (“Amendment No. 12”) to the Schedule 13D filed by the undersigned.  This Amendment No. 12 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As previously disclosed in this Schedule 13D, the Reporting Persons entered into an Agreement dated April 15, 2008 (the “Agreement”) pursuant to which, among other things, the Reporting Persons agreed to form a group with respect to their investment in the Issuer.  Effective upon the certification of the final results of the 2009 Annual Meeting of Stockholders of the Issuer, which occurred on April 24, 2009, the Agreement terminated on its own terms, subject to limited provisions of the Agreement that survive termination as set forth in the Agreement.  As a result, the obligations of S. Sue Aramian, Martha Aramian, Charles E. Arnett, Virginia Arnett, Gary A. Ruben, Irene Ruben, Natasha Sedaghat, Parvindokht Sedaghat, Shapour Sedaghat, Shawn Sedaghat, Tim Taft, Robert M. Stevens, Wayne King, Jonathan Dash and Dash Acquisitions to act in concert with the other Reporting Persons as to the voting of the Issuer’s securities pursuant to the Agreement terminated.  Accordingly, such persons and entities, other than Jonathan Dash, Dash Acquisitions, Natasha Sedaghat and Shawn Sedaghat, are no longer members of the Section 13(d) group and have ceased to be Reporting Persons.  The remaining Reporting Persons, The Lion Fund L.P., Biglari Capital Corp., Sardar Biglari, Western Sizzlin Corp., Western Acquisitions L.P., Western Investments Inc., Philip Cooley, Jonathan Dash, Dash Acquisitions, Natasha Sedaghat and Shawn Sedaghat, have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto, as further described in Item 6 below, and will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Set forth in Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of WSC’s directors and executive officers, as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the Shares owned directly by the Lion Fund is $15,617,367.  The Shares owned directly by the Lion Fund were acquired with the working capital of the Lion Fund.

Certain of the Shares reported in this Amendment No. 12 as owned by Western Acquisitions were acquired by way of an internal contribution from WSC.  Western Acquisitions acquired from WSC an aggregate of 299,945 Shares on September 7, 2007 at a per Share price of $15.58, equal to the last reported sales price on the New York Stock Exchange on the date the transaction was completed, or an aggregate purchase price of approximately $4,673,143.  The total of 299,945 Shares transferred by WSC to Western Acquisitions were initially acquired by WSC for an aggregate purchase price of approximately $4,581,977.

CUSIP NO. 857873-10-3

The aggregate purchase price of the Shares owned directly by Western Acquisitions is approximately $19,159,411.  The Shares owned directly by Western Acquisitions were acquired with the working capital of Western Acquisitions.

The aggregate purchase price of the Shares owned directly by Philip Cooley and owned directly by Philip Cooley’s spouse, Sandy Cooley who shares the same business address as Philip Cooley, which he may also be deemed to beneficially own is approximately $446,793.  Of the 66,123 Shares beneficially owned by Philip Cooley, 51,500 Shares were acquired with Philip Cooley’s personal funds, 11,000 Shares were acquired with his spouse’s personal funds, 500 Shares were acquired with the working capital of BCC and subsequently gifted to Philip Cooley and 3,123 Shares were awarded to Philip Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan (897 of such Shares vest over a two year period ending February 13, 2011, the restriction on transfer for 1,000 of such Shares expires on March 12, 2011 and the restriction on transfer for 1,226 of such Shares expires on October 19, 2010).

The aggregate purchase price of the Shares that may be deemed to be beneficially owned by Dash Acquisitions is approximately $2,255,837.  Such Shares were acquired with the funds of clients of Dash Acquisitions.

The aggregate purchase price of the Shares owned directly by Natasha Sedaghat is approximately $278,967.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Shawn Sedaghat is approximately $976,562.  Such Shares were acquired with personal funds.

The Lion Fund, WSC and Western Acquisitions effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a-e)  As of April 28, 2009, each of the Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments, Philip Cooley, Jonathan Dash, Dash Acquisitions, Natasha Sedaghat and Shawn Sedaghat may be deemed to be the beneficial owner of 2,893,973 Shares or approximately 10.1% of the outstanding Shares of the Issuer, based upon the 28,788,469 Shares outstanding as of February 25, 2009, according to the Issuer’s Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on April 3, 2009.  The 2,893,973 Shares reported herein as beneficially owned by the Reporting Persons consist of the following: (1) 984,200 Shares held directly by the Lion Fund, (2) 1,553,545 Shares held directly by Western Acquisitions, (3) 55,123 Shares held directly by Philip Cooley, (4) 11,000 Shares held directly by Philip Cooley’s spouse which Philip Cooley may also be deemed to beneficially own, (5) 158,436 Shares that may be deemed to be beneficially owned by Dash Acquisitions, (6) 30,000 Shares held by Natasha Sedaghat and (7) 101,669 Shares held by Shawn Sedaghat.

CUSIP NO. 857873-10-3

Each of the Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments and Philip Cooley may be deemed to have the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,603,868 Shares.

Each of the Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments and Philip Cooley may be deemed to have the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,603,868 Shares.

Each of Jonathan Dash and Dash Acquisitions may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of 158,436 Shares.  These Shares are held in client accounts managed by Dash Acquisitions over which Jonathan Dash has sole investment discretion.  Accordingly, each of Jonathan Dash and Dash Acquisitions may be deemed to beneficially own these Shares.  Jonathan Dash and Dash Acquisitions disclaim beneficial ownership of these Shares.

Natasha Sedaghat may be deemed to have the sole power to vote and dispose of the 30,000 Shares held by her.

Shawn Sedaghat may be deemed to have the sole power to vote and dispose of the 101,669 Shares held by him.

There have been no transactions in the securities of the Issuer by the Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments, Philip Cooley, Jonathan Dash, Dash Acquisitions, Natasha Sedaghat or Shawn Sedaghat during the past 60 days.

No person other than the Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments, Philip Cooley, Jonathan Dash, Dash Acquisitions, Natasha Sedaghat and Shawn Sedaghat is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except for Philip Cooley’s spouse with respect to the 11,000 Shares she owns directly and the clients of Dash Acquisitions with respect to the 158,436 Shares held in their Dash Acquisitions accounts.  The Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments, Philip Cooley, Jonathan Dash, Dash Acquisitions, Natasha Sedaghat and Shawn Sedaghat disclaim beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.

CUSIP NO. 857873-10-3

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As discussed in further detail in Item 2, effective upon the certification of the final results of the 2009 Annual Meeting of Stockholders of the Issuer, which occurred on April 24, 2009, the Agreement terminated on its own terms, subject to limited provisions of the Agreement that survive termination as set forth in the Agreement.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments, Philip Cooley, Jonathan Dash, Dash Acquisitions, Natasha Sedaghat and Shawn Sedaghat have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the parties to the foregoing agreement, or between such parties and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing Agreement by and among The Lion Fund L.P., Biglari Capital Corp., Sardar Biglari, Western Sizzlin Corp., Western Acquisitions L.P., Western Investments Inc., Philip L. Cooley, Jonathan Dash, Dash Acquisitions LLC, Natasha Sedaghat and Shawn Sedaghat, dated April 29, 2009.

99.2	Powers of Attorney.

CUSIP NO. 857873-10-3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2009	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN ACQUISITIONS L.P.

By:	Western Investments Inc. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN INVESTMENTS INC.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

WESTERN SIZZLIN CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

CUSIP NO. 857873-10-3

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Philip L. Cooley

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for S. Sue Aramian

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Martha Aramian

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Charles E. Arnett

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Virginia Arnett

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Gary A. Ruben

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Irene Ruben

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Natasha Sedaghat

CUSIP NO. 857873-10-3

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Shawn Sedaghat

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Tim Taft

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Robert M. Stevens

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Wayne King

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Jonathan Dash

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Dash Acquisitions LLC

CUSIP NO. 857873-10-3

SCHEDULE A

Directors and Executive Officers of Western Sizzlin Corp.

NAME AND POSITION WITH WESTERN SIZZLIN	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Sardar Biglari, Chairman of the Board, Chief Executive Officer and President	Chairman of the Board and Chief Executive Officer of Biglari Capital Corp., an investment management firm	c/o The Lion Fund L.P. 9311 San Pedro Avenue, Suite 1440 San Antonio, Texas 78216

Philip L. Cooley, Vice Chairman of the Board	Prassel Distinguished Professor of Business at Trinity University, San Antonio, Texas	c/o Trinity University One Trinity Place San Antonio, Texas 78212

Titus W. Greene, Director	Director of Western Sizzlin Corp., an operator and/or franchiser of restaurants	c/o Western Sizzlin Corp. 1338 Plantation Road Roanoke, Virginia 24012

Jonathan Dash, Director	President of Dash Acquisitions, LLC, an investment management company	c/o Dash Acquisitions, LLC 183 Rodeo Drive Beverly Hills, California 90212

Kenneth R. Cooper, Director	Attorney with the Law Office of Kenneth R. Cooper	c/o Law Office of Kenneth R. Cooper 14607 San Pedro Avenue, Suite 130 San Antonio, Texas 78232

Martin S. Fridson, Director	Chief Executive Officer of FridsonVision LLC, an independent investment research firm	c/o FridsonVision LLC 54 West 21st Street Suite 1007 New York, New York 10010

Robyn B. Mabe, Vice President, Chief Financial Officer and Secretary / Treasurer	Vice President, Chief Financial Officer and Secretary / Treasurer of Western Sizzlin Corp., an operator and/or franchiser of restaurants	c/o Western Sizzlin Corp. 1338 Plantation Road Roanoke, Virginia 24012